UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number 333-224459

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Par-la-Ville Place, 4th Floor

14 Par-la-Ville Road

Hamilton HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐                No  ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Seadrill New Finance Limited – Update on Restructuring Discussions and SeaMex Ltd. Joint Venture

Hamilton, Bermuda | June 18, 2021 – Seadrill Limited (“Seadrill” or the “Company”) (OSE: SDRL, OTCPK:SDRLF) and Seadrill New Finance Limited (the “Issuer”) announce that, further to the announcement made by Seadrill and the Issuer on June 11, 2021, the Issuer is in advanced discussions with certain holders of the Issuer’s 12.0% senior secured notes due 2025 (the “Notes”) around a proposed restructuring of the Notes. Further to the announcement on June 11, 2021, this announcement also provides an update on the provisional liquidation process in respect of SeaMex Ltd. (“SeaMex”).

Restructuring of the Notes

The Issuer and certain holders of the Notes are in advanced discussions around a comprehensive restructuring of the Notes. The expectation is that a restructuring support agreement documenting key commercial terms will be entered into in the near term, following which Seadrill and the Issuer will publish a further announcement.

In connection with the restructuring discussions, the Issuer and certain holders of the Notes have agreed to further extend the existing forbearance agreement announced on April 19, 2021, and extended on May 17, 2021, May 27, 2021 and June 3, 2021 until the earlier of June 25, 2021 and any termination of the forbearance agreement.

The purpose of the forbearance agreement is to allow the Issuer and its stakeholders time to finalise negotiations in respect of the restructuring, which may involve the use of a court-supervised implementation process, including potentially a pre-packaged or pre-arranged Chapter 11 process, or scheme of arrangement.

SeaMex restructuring

The restructuring discussions described above also include a restructuring proposal in respect of SeaMex, a 50/50 joint venture between one of the Issuer’s subsidiaries, Seadrill JU Newco Bermuda Ltd., and an investment fund controlled by Fintech Holdings Limited (“Fintech”). The key terms of this proposal include:

•	materially deleveraging SeaMex’s balance sheet by equitizing all or a significant proportion of the approximately $454 million of subordinated debt owed to subsidiaries of the Issuer; and

•	injecting short-term liquidity into SeaMex in order to bridge towards a refinancing of SeaMex’s senior secured bank debt as part of a comprehensive restructuring of SeaMex’s balance sheet.

Following the execution of a debt trade on June 16, 2021, certain holders of the Notes have agreed to become the owners of all of the SeaMex group’s approximately $190 million of senior secured bank debt.

SeaMex provisional liquidator appointment

John C. McKenna of Finance & Risk Services Ltd., and Simon Appell of AlixPartners UK LLP, have today been appointed as joint provisional liquidators in respect of SeaMex by an order of the Supreme Court of Bermuda (the “JPLs”). The JPL appointment was supported by Seadrill, Fintech and the SeaMex board of directors.

The appointment of the JPLs will benefit from funding in order to bridge towards an orderly restructuring of SeaMex’s balance sheet for the benefit of all stakeholders, including employees, customers and suppliers.

The restructuring may include, if the JPLs consider it to be consistent with their duties and in the best interests of SeaMex, a sale of SeaMex’s subsidiaries to a wholly owned subsidiary of the Issuer in exchange for (i) the release of all or substantially all of the subordinated debt owed to subsidiaries of the Issuer; and (ii) a novation of SeaMex’s guarantee of the senior bank debt, to implement the restructuring described above. An independent valuation of the SeaMex group has been obtained and the JPLs intend to conduct an accelerated market testing process in respect of SeaMex, to ensure that any proposed transaction maximises value for creditors as a whole when compared to alternative options that may be capable of implementation. In the absence of a consensual agreement with Fintech on restructuring terms, the proposed restructuring may result in Fintech ceasing to have an equity interest in the go-forward SeaMex group.

The proposed SeaMex restructuring and JPL appointment is only at the SeaMex holding company level and will not impact the operational activities of the business. There will similarly be no impact to employees, customers or suppliers.

The Issuer intends to continue to engage in a constructive dialogue with SeaMex’s key customer, Pemex Exploración y Producción (“Pemex”) in relation to the recovery of historic unpaid invoices (including approximately $245 million which have been issued but remain unpaid (Copades)), and potential amendments to the terms of SeaMex’s contracts with Pemex. In the meantime, the Issuer is taking steps to seek consents from the Noteholders to obtain access to funds in the Issuer’s mandatory offer holding account to ensure the SeaMex group has continued access to funding.

About Seadrill

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations across the globe. Seadrill’s high quality, technologically advanced fleet spans all asset classes allowing its experienced crews to conduct its operations from shallow to ultra-deep-water environments. The company operates 43 rigs, which includes drillships, jack-ups and semi-submersibles.

Seadrill is listed on the Oslo Børs and OTC Pink markets. For more information, visit https://www.seadrill.com/.

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business, the markets in which it operates and its restructuring efforts. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s regulatory filings and periodical reporting. The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

For further information, please contact:

Media questions should be directed to:

Iain Cracknell

Director of Communications

+44 (0)7765 221 812

Analyst questions should be directed to:

Hawthorn Advisors

seadrill@hawthornadvisors.com

+44 (0)203 7454960

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: June 21, 2021	By:	/s/ Stuart Jackson
Name: Stuart Jackson
Title: Chief Executive Officer of Seadrill Management Ltd.
(Principal Executive Officer of Seadrill Limited)